Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following presentation was posted to The Gillette Company’s internal web site:

Key Milestones

Acquisition announced 1/28/05

Established a Global Transition Steering Committee

Created a North American Integration Planning Team

Announced high level organizational structure

Announced “Fielding the Best Team” Process

Announced some Key Leadership Roles

Obtain Gillette & P&G Shareholder approvals – July 12th

Obtain antitrust and regulatory agency clearance

Close the transaction

Global Integration Steering Committee

Leaders

Clayton Daley

Jim Kilts

Members

Dick Antoine Bob McDonald Rob Steele Nancy Swanson John Goodwin

Filippo Passerini Keith Harrison Rick Hughes Gil Cloyd Jim Johnson Gordon Wright

Human Resources MDO/CommOps

Marketing/GBU’s Finance

IT/Business Services Supply Chain/Manufacturing Purchasing R&D

Legal Planning/Project Managers

Ned Guillet Joe Dooley Ed Shirley John Darman Chuck Cramb Joe Schena Kathy Lane Mike Cowhig Ed DeGraan Joe Scalzo Richard Willard
Peter Klein

Charter

Set overall integration and transition direction

Determine, at the highest level, the combined organizational structure

Define “Fielding the Best Team”

Ensure alignment, focus on priorities and timelines

Review and approve integration plans - sub teams

Monitor progress

Maintain business momentum and success

Progress

Global Integration Steering Committee has met twice

Made a number of key decisions regarding organizational structure and business process

Integration sub teams have:

Reviewed high level organizational design plans

Validated and confirmed synergy cost targets

Begun to identify growth opportunities

Key Decisions Made

Overall Integration Approach: Move to P&G system and process unless there is a strong business reason to do otherwise

Created a Gillette GBU lead by Jim Kilts as Vice Chairman

Blades/Razors (Boston, MA)

Duracell (Bethel, CT)

Braun (Kronberg, Germany)

Gillette Oral Care and Personal Care businesses will be combined with P&G’s, locations TBD

Key Decisions Made

Gillette Commercial Operations will merge with P&G’s to create one Go-to-Market Operation

The combined Company will operate under P&G’s Shared Services model

Key Appointments Made

Mike Cowhig – Appointed President of Global Technical and Manufacturing for Blades & Razors, Batteries and mechanical plaque removal for both Gillette and P&G

Peter Hoffman – Will continue to lead global blade and razor business as President, Global Grooming

Mark Leckie – Will continue to lead Duracell and Braun businesses as President, Global Duracell and Braun

Ed Shirley – Will continue as President, Commercial Operations – International through post closing. Upon completion of the integration activities he will assume a leadership position in the combined company

My Role

I will continue as President, Commercial Operations

North America through post closing and integration phase of the merger, reporting to P&G Vice Chairman Bob McDonald

Upon completion of the integration activities I will assume a leadership position in the combined company

I will continue to

Lead our team in delivering on our commitments

Play a leadership role in the integration and development of the future leadership team and structure

Represent this team’s great talents and record of performance to P&G management

North American Integration Planning Team

Sponsors: Rob Steele, Group President, P&G N.A. Joe Dooley, President, Gillette N.A.

Thought leadership is coming from the Core Team:

P&G

Carolyn Tastad – V.P. of the Gillette Integration for N.A.

Gillette

Rick Lees – Finance

Brad Patrick – Human Resources

Work to Date

Learned about each other’s businesses:

Organization structures

Go-to-market strategies

Business processes

And importantly how each organization’s “matrix” works

Created the end state vision for organizational structure

Validated and confirmed synergy cost savings

Established organization design principles for future work

What’s Next

Complete organizational design and build out

Work will kick off tomorrow

Staffing Process will begin once design work is complete

Lastly, map out the transition plan to evolve to the future state

Early Transition Thoughts

Made excellent progress lot of work ahead of us

Meetings have been very collaborative, energetic, and productive

This is a very different and positive process

Exceptional partnership with our P&G counterparts

Early Transition Thoughts

P&G has sincere appreciation for Gillette’s record of success and strong capabilities

We have a shared vision to be the Best Consumer Products Company in the World

Rooted in our mutual core values

Respect

Trust

Integrity

Ownership

Leadership

Passion for Winning

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On May 27, 2005, Gillette filed with the SEC a definitive proxy statement on Schedule 14A, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus has been mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.